                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              MEGO FINANCIAL CORP.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   585162-100
                                   ----------
                                 (CUSIP Number)

                                 Jerome J. Cohen
                               4310 Paradise Road
                             Las Vegas, Nevada 89109
                                 (702) 737-3700
                                 --------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 13, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 12d-1(b)(3) or (4), ss.ss. 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing or this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    ROBERT E. NEDERLANDER
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------
                      7    Sole Voting Power

      NUMBER OF            358,722
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8    Shared Voting Power
      OWNED BY
        EACH               NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9    Sole Dispositive Power
        WITH
                           358,722
                      ----------------------------------------------------------
                      10   Shared Dispositive Power

                           NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    358,722
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    10.24%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    ROBERT E. NEDERLANDER FOUNDATION
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    NEW YORK
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           16,666
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          16,666
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    16,666
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    0.48%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    RER CORP.
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    MICHIGAN
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           41,666
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          41,666
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    41,666
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    1.19%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    EUGENE I. SCHUSTER
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           252,005
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          252,005
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    252,005
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    7.20%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    GROWTH REALTY, INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    MICHIGAN
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           211,506
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          211,506
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    211,506
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    6.04%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    GROWTH REALTY HOLDINGS L.L.C.
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    MICHIGAN
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           39,166
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          39,166
                      ----------------------------------------------------------
                      10  Shared Dispositive Power
                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    39,166
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    1.12%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    JEROME J. COHEN
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           190,993
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          190,993
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    190,993
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    5.45%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    RITA AND JEROME J. COHEN FOUNDATION, INC.
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    FLORIDA
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           4,000
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          4,000
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    4,000
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    0.11%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    HERBERT B. HIRSCH
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           252,243
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          252,243
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    252,243
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    7.20%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  585162-100

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. Of Above Person (entities only)

    DON A. MAYERSON
--------------------------------------------------------------------------------
2   Check the Appropriate Box If a Member of a Group (See Instructions)  (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   Sec Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    U.S.A.
--------------------------------------------------------------------------------
                      7   Sole Voting Power

      NUMBER OF           119,092
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8   Shared Voting Power
      OWNED BY
        EACH              NONE
      REPORTING       ----------------------------------------------------------
       PERSON         9   Sole Dispositive Power
         WITH
                          119,092
                      ----------------------------------------------------------
                      10  Shared Dispositive Power

                          NONE
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person

    119,092
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)

    3.40%
--------------------------------------------------------------------------------
14  Type of Reporting Person

    IN
--------------------------------------------------------------------------------

ITEM 1. SECURITIES AND COMPANY:

         This Statement is Amendment No. 5 ("Amendment No. 5") to the Statement of Beneficial Ownership on Schedule 13D ("Original Statement") filed by Jerome
J. Cohen et al. with the Securities and Exchange Commission on November 4, 1987 regarding the acquisition of shares of Class A Common Stock, $.01 par value per share ("Shares") of Mego Financial Corp., a New York corporation (the "Company"). Amendment No. 1 ("Amendment No. 1") to the Original Statement was filed on January 9, 1988. Amendment No. 2 ("Amendment No. 2") to the Original Statement was filed on May 7, 1990. Amendment No. 3 ("Amendment No. 3") to the Original Statement was filed on August 31, 1990. Amendment No. 4 ("Amendment No. 4") to the Original Statement was filed on January 2, 1996. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Original Statement.

         The Company's principal executive offices are located at 4310 Paradise Road, Las Vegas, Nevada, 89109, telephone no. (703) 737-3700.


ITEM 2. IDENTITY AND BACKGROUND:

         Item 2 has been amended and restated in its entirety to read as follows:

         This Statement is being filed jointly by (i) Robert E. Nederlander, the Managing Partner of the Nederlander Company LLC (a private company engaged in the ownership and operation of theaters), President, sole shareholder and sole director of RER Corp. and President and director of Robert E. Nederlander Foundation ("Nederlander"), (ii) Robert E. Nederlander Foundation, a private New York not- for-profit corporation ("Nederlander Foundation"), (iii) RER Corp., a Michigan corporation ("RER"), (iv) Eugene I. Schuster, President of Venture Funding, Inc. (a private holding company, "Venture"), President and director of Growth Realty, Inc. and Manager and sole director of Growth Realty Holdings L.L.C. ("Schuster"), (v) Growth Realty, Inc., a Michigan corporation ("GRI"),
(vi) Growth Realty Holdings L.L.C., a Michigan limited liability corporation ("GRH"), (vii) Jerome J. Cohen, President of the Company and President and director of Rita and Jerome J. Cohen Foundation, Inc. ("Cohen"), (viii) Rita and Jerome J. Cohen Foundation, Inc., a private Florida not-for-profit corporation ("Cohen Foundation"), (ix) Herbert B. Hirsch, the Chief Financial Officer of the Company ("Hirsch"), and (x) Don A. Mayerson, retired ("Mayerson", collectively with Nederlander, Nederlander Foundation, RER, Schuster, GRI, GRH, Cohen, Cohen Foundation and Hirsch, the "Purchasers").

         The Nederlander Company LLC and Nederlander Foundation's principal office and principal business are located at 1450 Broadway, Suite 2001, New York, New York 10018. Nederlander, Gladys Nederlander and Leonard Toboroff are the directors of the Nederlander Foundation. All of the foregoing maintain offices at the offices of Nederlander Foundation.

         RER's principal business is investments. RER's principal office and its principal business is located at 74 East Long Lake Road, Bloomfield Hills, Michigan 48009.

         GRI is a private real estate corporation. GRI's principal office and its principal business is located at 3011 West Grand Boulevard, Suite 321, Detroit, Michigan 48202. GRI is a wholly-owned subsidiary of Venture, which is principally owned by Schuster. Venture's principal office is located at 3011 West Grand Boulevard, Suite 321, Detroit, Michigan 48202. Schuster, Monis Schuster and Jason Pankin are directors of GRI and Venture and also are executive officers of Venture. Mary Parkhill is an executive officer of Venture. All of the foregoing maintain offices at the offices of GRI.

         GRH is a private limited liability corporation. GRH's principal business is investing and owning companies. GRH's principal office and its principal business is located at 3011 West Grand Boulevard, Suite 321, Detroit, Michigan 48202. GRH is owned and controlled by Schuster, its Manager and sole director.

         Cohen Foundation's principal business and principal office is located at 1125 Northeast 125th Street, Suite 206, North Miami, Florida 33161. Cohen and Rita Cohen are the directors of Cohen Foundation. Rita Cohen maintains an office at the offices of Cohen Foundation.

         Cohen's and Hirsch's principal office is located at the Company.

         Mayerson's address is 2935 Hammock Way, Vero Beach, Florida 32963.

         During the last five (5) years, none of the Purchasers and none of the directors or officers of Nederlander Foundation, Cohen Foundation, GRH, GRI or RER have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years none of the Purchasers and none of the directors or officers of Nederlander Foundation, Cohen Foundation, GRH, GRI or RER have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Nederlander, Gladys Nederlander, Leonard Toboroff, Schuster, Monis Schuster, Jason Pankin, Mary Parkhill, Cohen, Rita Cohen, Hirsch and Mayerson are citizens of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Item 3 has been amended and restated in its entirety to read as follows:

         The source of the purchase price of the Shares purchased by each of the individual Purchasers is personal funds. The source of the purchase price of the Shares purchased by each of GRI, GRH and RER is working capital. The Nederlander Foundation and the Cohen Foundation each acquired its Shares as a charitable contribution.


ITEM 4. PURPOSE OF TRANSACTION:

         Item 4 has been amended and restated in their entirety to read as follows:

         All of the Purchasers, except for Schuster who only owns options directly, have entered into a Securities Purchase Agreement, attached hereto as Exhibit M and incorporated herein by reference (the "Purchase Agreement") to sell all of their Shares, excluding their options, to LC Acquisition Corp. for a purchase price of four dollars ($4.00) per Share. The acquisition is conditioned on the Company obtaining shareholder approval to the transactions contemplated by the Purchase Agreement.

         In connection with the transactions contemplated by Purchase Agreement the Company's board of directors has approved the replacement of Nederlander as Chief Executive Officer of the Company and Cohen as President of the Company and President and Chief Executive Officer of the Company's wholly- owned subsidiary, Preferred Equities Corporation. Nederlander, Cohen and all other present members of the Company's board of directors will cease to be members of the Company's board of directors upon completion of the transactions contemplated by the Purchase Agreement and the election of a new slate of directors. Nederlander and Cohen will be replaced in all positions they hold with the Company and its subsidiaries if the transactions contemplated by the Purchase Agreement are completed.

         Except as described in the immediately preceding two paragraphs, none of the Purchasers have any present plans or proposals which relate to or would result in any of the transactions described in the instructions to Item 4(a)-(j) of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

         Item 5 has been amended and restated in its entirety to read as follows:

          (a) As of the date hereof, Nederlander is deemed to be the beneficial owner of 358,722 Shares, which represents approximately 10.24% of issued and outstanding Shares (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission), which includes (i) 16,666 Shares, which represents approximately 0.48% of issued and outstanding Shares (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission) for which the Nederlander Foundation has sole voting power and sole dispositive power, (ii) 41,666 Shares, which represents approximately 1.19% of issued and outstanding Shares (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission) for which RER has sole voting power and sole dispositive power and (iii) 2,583 Shares issuable upon options granted by the Company.

               As of the date hereof, Schuster is deemed to be the beneficial owner of 252,005 Shares, which represents approximately 7.20% of issued and outstanding Common Stock of the Company (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission), which includes (i) 211,506 Shares, which represents approximately 6.04% of issued and outstanding Shares (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission) for which GRI has sole voting power and sole dispositive power, (ii) 39,166 Shares, which represents approximately 1.12% of issued and outstanding Shares (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission) for which GRH has sole voting power and sole dispositive power and (iii) 1,333 Shares issuable upon options granted by the Company.

               As of the date hereof, Cohen is deemed to be the beneficial owner of 190,993 Shares, which represents approximately 5.45% of issued and outstanding Common Stock of the Company (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission), which includes (i) 4,000 Shares, which represents approximately 0.11% of issued and outstanding Shares (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission) for which the Cohen Foundation has sole voting power and sole dispositive power and (ii) 3,333 Shares issuable upon options granted by the Company.

               As of the date hereof, Hirsch is deemed to be the beneficial owner of 252,243 Shares, which represents approximately 7.20% of issued and outstanding Common Stock of the Company (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission), which includes 1,833 Shares issuable upon options granted by the Company.

               As the date hereof, Mayerson is deemed to be the beneficial owner of 119,092 shares, which represents 3.40% of the issued and outstanding Common Stock of the Company (based on the number of securities contained in the Company's most recently available filing with the Securities and Exchange Commission).

          (b) As of the date hereof, Nederlander has sole voting power and sole dispositive power with respect to 358,722 Shares, which includes
               (i) 16,666 Shares for which the Nederlander Foundation has sole voting power and sole dispositive power and (ii) 41,666 Shares which RER has sole voting power and sole dispositive power.

               As of the date hereof, Schuster has sole voting power and sole dispositive power with respect to 252,005 Shares, which includes
               (i) 211,506 Shares for which GRI has sole voting power and sole dispositive power and (ii) 39,166 Shares which GRH has sole voting power and sole dispositive power.

               As of the date hereof, Cohen has sole voting power and sole dispositive power with respect to 190,993 Shares, which includes 4,000 Shares for which the Cohen Foundation has sole voting power and sole dispositive power.

               As of the date hereof, Hirsch has sole voting power and sole dispositive power with respect to 252,243 Shares.

               As of the date hereof, Mayerson has sole voting power and sole dispositive power with respect to 119,092 Shares.

          (c) None of Nederlander, Nederlander Foundation, RER, Schuster, GRI, GRH, Cohen, Cohen Foundation, Hirsch or Mayerson made any transactions in Shares over the past sixty (60) days.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Item 6 has been amended and restated in its entirety to read as follows:

         All of the Purchasers, except for Schuster who only owns options directly, have entered into the Purchase Agreement to sell all of their Shares, excluding their options, to LC Acquisition Corp. for a purchase price of four dollars ($4.00) per Share. The amount of money GRI and GRH would receive for their Shares, less their percentage of fees and expenses associated with such sale, shall be paid directly to certain banks in consideration of a release of all security interests and liens such banks have on such Shares.

The acquisition is conditioned on the Company obtaining shareholder approval to the transactions contemplated by the Purchase Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT
-------

Exhibit A      Stock Purchase Agreement dated October 25, 1987 by and among Mego
               Corp., Cohen, Mayerson, Nederlander, Hirsch and Growth Realty
               Ltd.(1)

Exhibit B      Assignment Agreement dated October 25, 1987 by and among Comay
               Corp., Growth Realty Ltd., RER Corp., H&H Financial, Inc. and
               Mego Corp.(1)

Exhibit C      Stock Purchase and Redemption Agreement dated October 6, 1986 by and among Preferred Equities Corporation, Comay Corp., Growth
               Realty Ltd., RER Corp., H&H Financial, Inc., Linda Sterling and the 1971 Rosen Family Stock Trust.(1)

Exhibit D      Joint Filing Agreement dated as of October 30, 1987 by and among
               Cohen, Mayerson, Nederlander, Hirsch and GRI.(1)

Exhibit E      Joint Filing Agreement dated as of January 7, 1988 by and among
               Cohen, Mayerson, Nederlander, Hirsch and GRI.(2)

Exhibit F      Letter dated January 7, 1988 from Cohen, Mayerson, Nederlander,
               Hirsch and GRI to Mego Corp.(2)

Exhibit G      Promissory Note and Security Agreement dated January 9, 1988 by and among GRI, Schuster and Nederlander.(2)

Exhibit H      Amendment to Stock Purchase and Redemption Agreement dated
               October 25, 1987 among Cohen, Mayerson, Nederlander, Hirsch and
               GRI and the Shareholders of Preferred.(2)

Exhibit I Joint Filing Agreement dated as of April 27, 1990 by and among Cohen, Mayerson, Nederlander, Hirsch and GRI.(3)


--------
(1)  Filed as an exhibit to the Original Statement.

(2)  Filed as an exhibit to Amendment No. 1.

(3)  Filed as an exhibit to Amendment No. 2.

EXHIBIT
-------

Exhibit J      Stock Purchase Agreement by and among Cohen, Mayerson,
               Nederlander, Hirsch, GRI, John E. McConnaughy, Jr. and Bank of
               America National Trust and Savings Association.(3)

Exhibit K      Second Amendment to Assignment and Assumption Agreement dated as of March 2, 1995 by and among GRI, RER Corp., H&H Financial, Inc.
               and the Company.(4)

Exhibit L      Joint Filing Agreement dated as of December 13, 2001 by and among the Purchasers.(5)

Exhibit M      Securities Purchase Agreement dated as of December 13, 2001 by and among the Purchasers and LC Acquisition Corp.(5)












--------
(3)  Filed as an exhibit to Amendment No. 2.

(4)  Filed as an exhibit to Amendment No. 4

(5)  Filed herewith.

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that information set forth in this Amendment No. 5 is true, complete and correct.

December 17, 2001



                                        /s/ Robert E. Nederlander
                                        ---------------------------------
                                        Robert E. Nederlander



                                        ROBERT E. NEDERLANDER FOUNDATION


                                        By:  /s/ Robert E. Nederlander
                                             ----------------------------
                                             Name:  Robert E. Nederlander
                                             Title: President



                                        RER CORP.


                                        By:  /s/ Robert E. Nederlander
                                             ----------------------------
                                             Name:  Robert E. Nederlander
                                             Title: President

                                        /s/ Eugene I. Schuster
                                        ---------------------------------
                                        Eugene I. Schuster



                                        GROWTH REALTY, INC.


                                        By:  /s/ Eugene I. Schuster
                                             ----------------------------
                                             Name:  Eugene I. Schuster
                                             Title: President



                                        GROWTH REALTY HOLDINGS L.L.C.


                                        By:  /s/ Eugene I. Schuster
                                             ----------------------------
                                             Name:  Eugene I. Schuster
                                             Title: Manager

                                     /s/ Jerome J. Cohen
                                     ------------------------------------------
                                     Jerome J. Cohen



                                     RITA AND JEROME J. COHEN FOUNDATION, INC.


                                     By:  /s/ Jerome J. Cohen
                                          -------------------------------------
                                          Name:  Jerome J. Cohen
                                          Title: President


                                     /s/ Herbert B. Hirsch
                                     ------------------------------------------
                                     Herbert B. Hirsch


                                     /s/ Don A. Mayerson
                                     ------------------------------------------
                                     Don A. Mayerson